

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 25, 2016

Via E-mail
Mark Ordan
Chief Executive Officer
HCP SpinCo, Inc.
1920 Main Street, Suite 1200
Irvince, California 92614

> **Re:** **Quality Care Properties, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed August 9, 2016**
> **File No. 001-37805**

Dear Mr. Ordan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10

Unaudited Pro Forma Combined Consolidated Financial Statements, page 67

1. Please clarify who the shares of QCP preferred stock will be distributed to.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 77

Change in Accounting Principle, page 78

2. We note your disclosure that upon the adoption of ASC 842, you elected a permitted practical expedient to use hindsight in determining the lease term of the Master Lease. We further note that you concluded that the lease term was shorter than originally determined and when applying hindsight, the lease classification reassessment in April 2011 and March 2015 resulted in the lease being reclassified from a direct financing lease

to an operating lease. Please provide your analysis to support your conclusions. Cite all relevant accounting literature within your response.

3.   Notwithstanding the above, please clarify how the modification of the lease in March 2015 did not result in a change in lease classification prior to the adoption of ASC 842.

4.   Please provide additional details on the following adjustments that were made as a result of the adoption of ASC 842 and cite all relevant accounting literature within your response:
   - Assets held for sale
   - Adjustments of previously recorded impairments of equity method investment in HCRMC
   - Recognition of gain (loss) on sale of real estate

Non-GAAP Financial Measures, page 90

5.   We note your response to our prior comment 16. We remain unclear how an adjustment for a deferred tax liability related to potential sales of HCRMC assets in the next five years is consistent with the NAREIT definition of FFO and or consistent with the Staff's Compliance and Disclosure Interpretation 102.11. Please advise or revise your label of this non-GAAP measure accordingly.

Funds Available for Distribution, page 91

6.   Please explain the amounts of the straight line rent adjustments during 2013, 2014 and 2015 and the fluctuations between 2014 and 2015. Also, please tell us why the adjustment is positive for the six months ended 2016.

Notes to the combined Consolidated Financial Statements

Note 3. Adoption of Accounting Standards Codification Topic 842, Leases page F-25

Footnote (d)

7.   Please provide your analysis to support the $1.1M reduction in impairments, net as a result of your adoption of ASU 2016-02.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Kim McManus, Senior Counsel, at 202-551-3215 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities

cc: Joseph A. Coco
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via E-mail